X pb 3/1/10

11020167

SECURITI[...]IISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~
FACING PAGE

SEC FILE NUMBER
8-68090

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 West Broadway, Suite 304
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Two Sigma Securities, LLC at December 31, 2010, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me this the 24th
day of February, 2011

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

Two Sigma Securities, LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Two Sigma Securities, LLC

Statement of Financial Condition

As of December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Two Sigma Securities, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 25, 2011

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 8,358,969
Exchange membership – at cost (fair value $4,764,500)	4,397,426
Due from exchanges	3,393,800
Due from clearing broker	2,008,186
Due from affiliates	323,173
Deposits	22,838
Total assets	$ 18,504,392
Liabilities and member's equity	
Due to exchanges	$ 453,630
Due to brokers	207,835
Due to affiliate	2,967,628
Accounts payable and accrued expenses	135,962
Total liabilities	3,765,055
Member's equity	14,739,337
Total liabilities and member's equity	$ 18,504,392

The accompanying notes are an integral part of this financial statement.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2010

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Holdings VC Acquisition Vehicle IV, LLC ("VC IV"), which is a wholly owned subsidiary of Two Sigma Holdings, LLC ("TSH"), is a limited liability company and was formed under the laws of the state of Delaware in October 2008. Effective June 25, 2009, the Company registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority. The Company is also registered with the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., Chicago Board Stock Exchange, EDGA Exchange, Inc., EDGX Exchange, Inc., NASDAQ OMX BX, Inc., NASDAQ OMX PSX, Inc., NASDAQ OMX, Inc., NYSE Arca, Inc., NYSE, Inc. and the National Stock Exchange. For the year ended December 31, 2010, the Company is registered with NASDAQ OMX, Inc. as a market-maker in multiple equity securities. The Company is also a member of the Chicago Mercantile Exchange, Inc. ("CME").

The Company's operations consists primarily of facilitating the receipt and execution of trade orders in an agency capacity, on behalf of its affiliated hedge fund manager, Two Sigma Investments, LLC ("TSI"), primarily in transactions involving equity securities. TSI is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. The members of TSH are the same as Class B members of TSI.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States ("GAAP") which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

2. Summary of Significant Accounting Policies (continued)

Due from/to Exchanges, Due from Clearing Broker and Due to Brokers

Due from/to exchanges is primarily comprised of liquidity fees and liquidity rebates earned or incurred through executing trades on each exchange. Due to broker consists of execution costs charged by broker-dealers. Due from clearing broker is comprised of cash and accrued commissions. Pursuant to an agreement with the clearing broker, the Company is required to maintain a clearing deposit of $1,000,000, which is included in due from clearing broker in the statement of financial condition. All due from/to exchanges, due from clearing broker and due to brokers are recorded on a trade date basis.

Exchange Membership

The Company's exchange membership, which represents an ownership interests in the CME and provides the Company with the right to conduct business on the exchange, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments for the year ended December 31, 2010. At December 31, 2010, the fair value of exchange membership was $4,764,500.

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSH, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%. The Company has a UBT tax benefit of approximately $113,000 from TSH which remains outstanding at December 31, 2010 and is included in due from affiliates in the statement of financial condition.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the financial statements. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years, and has concluded that no provision for income tax is required in the Company's financial statements, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Transactions with Related Parties

The Company has entered into sublease agreements with TSI for office space that expire on dates ranging from October 2013 to October 2016. The sublease agreements provide for rental payments to be made directly to TSI.

Pursuant to an Expense Sharing Agreement between the Company and TSI, the Company will record an expense based on the monthly expense sharing fee for services provided by TSI. These services include but are not limited to employee compensation, technology equipment and services, office supplies, and workstation equipment and maintenance. Payments to TSI for such services are made periodically by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI are subsequently reimbursed by the Company. No balances were owed to TSI as of December 31, 2010.

The Company enters into securities transactions on behalf of affiliates in the normal course of business, which generates 100% of the Company's commission income. Through the execution of the affiliate-driven security transactions, the Company receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges, pays fees imposed by exchanges to connect to physical ports that are used to enter orders and receive data and pays execution fees to allow execution through specific broker-dealer's "dark pools". The Company passes such rebates and fees through to the Company's affiliates. At December 31, 2010, $2,968,000 remains payable to a Company's affiliate and is included in due to affiliate on the statement of financial condition. At December 31, 2010 approximately $211,000 remains receivable from an affiliate and is included in due from affiliates on the statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of approximately $9,570,000 which exceeded the required net capital of approximately $488,000 by approximately $9,082,000. The ratio of aggregate indebtedness to net capital, at December 31, 2010 was 0.08 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. For the year ended December 31, 2010, the Company did not hold custody of any client assets.

6. Commitments

The Company subleases office space from an affiliate under a non-cancellable lease agreement. At December 31, 2010, the annual minimum payments under this agreement are approximately as follows:

	Total Commitments
Year ended December 31:	
2011	$ 134,537
2012	137,249
2013	116,494
2014	1,230
2015	1,279
Thereafter	1,330
Total	$ 392,119

7. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the statement of financial condition, February 25, 2011. In January 2011 VC IV changed its name to Two Sigma Capital Markets, LLC and became a stand-alone entity and is no longer a subsidiary of TSH.